Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
Page Code NFX 07/29/2010-1

Terry W. Rathert	Tel. (281) 847-6036
Executive Vice President and Chief Financial Officer	Fax. (281) 405-4242 trathert@newfield.com

FOIA Confidential Treatment Request

July 29, 2010

Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. H. Roger Schwall
Mr. Donald F. Delaney

Re:	Newfield Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Response Letter Dated April 29, 2010
File No. 1-12534

Ladies and Gentlemen:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated July 2, 2010 regarding Newfield Exploration Company’s (“Newfield”) Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).  For your convenience, we have included the text of the Staff’s comments from the July 2, 2010 letter in bold text within this response letter.  Where applicable, Newfield’s responses provide proposed revisions to the disclosures that Newfield anticipates making in future filings.

Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, Newfield requests confidential treatment for portions of its responses to Comment Nos. 2 (on Page Code NFX 07/29/10-2) and 3 (including all of the information presented on Annex A, Page Codes NFX 07/29/10-6 to NFX 07/29/10-50) below.  Specifically, Newfield requests that the portions of these responses that are marked by [***]*, be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential business information, the disclosure of which would cause serious competitive harm to Newfield.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, Newfield respectfully requests that Brian L. Rickmers, Newfield’s Controller, be notified immediately of such request, so that Newfield may further substantiate this request for confidential treatment under Rule 83.  Mr. Rickmers may be contacted at the following address and telephone number:

Brian L. Rickmers
Controller
Newfield Exploration Company
363 North Sam Houston Parkway East, Suite 100
Houston, Texas  77060
281-847-6071

Accordingly, this letter omits confidential information included in the unredacted version of this letter that is being sent via Federal Express to the Commission’s Division of Corporation Finance on the date hereof.

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
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Response to Comments:

Engineering Comments

Probable Reserves, page 9

1.
In comment number 9 of our March 31, 2010 letter we asked that you discuss the uncertainty associated with your disclosed probable reserves.  In part, you directed us to disclosure on page nine, which states, “[i]ncluded in our undeveloped probable reserves are 904 Bcfe [of 1,792 BCFE] that would otherwise meet the definition of proved undeveloped reserves except for the fact that they will not be developed during the 2010-2014 five-year horizon.”   Please expand this disclosure to explain the characteristic uncertainties associated with the remaining 888 BCFE of your disclosed undeveloped probable reserves.

Response:  To enhance its disclosure, in future filings Newfield will include a discussion of uncertainty related to its disclosure of probable reserve estimates.  An example of our disclosure in Items 1 and 2. “Business and Properties” in future filings is as follows:

The characteristic uncertainties associated with the remaining 888 BCFe of disclosed undeveloped probable reserves vary significantly between Newfield’s major operating areas.  These uncertainties restrain this reserve classification from becoming proved reserves due to their cumulative effect on achieving the reasonable certainty threshold required for proved reserves.  These additional uncertainties include the lack of 3D seismic control, uncertainty associated with geologic and reservoir continuity with increasing distance away from a producing well, immature portions of an existing waterflood, secondary response in areas of a field that has exhibited lower primary waterflood recoveries, incremental recovery factors and field development timing associated with Regulatory/Governmental approval.

Results of Operations, page 34

2.
In our prior comment number 13,  we asked that you disclose your prior three years’ conversion rates for proved undeveloped reserves to developed status as contemplated by Section V of Securities Act No. 33-8995, Modernization of Oil and Gas Reporting.  We do not agree with your position that such information is not meaningful to investors.  Therefore, we reissue our prior comment number 13.

Response:   The below table summarizes the percentage of our proved undeveloped reserves converted to proved developed reserves by year for the last four years in each of our major fields and for our Gulf of Mexico and offshore Malaysia regions.  An explanation for each is set forth below the table.

[***]*

Woodford Shale.  The conversion rate of PUDs in the Woodford Shale during this period reflects that our leasehold position in the field was overwhelmingly primary term in these years.  As a result, we were drilling one well on each congressional spacing unit to convert the leasehold position to held-by-production (“HBP”).  During the period 2006 through 2008, we increased the number of operated drilling rigs in the field from four to a maximum of sixteen to accomplish this as our leasehold position expanded.  After HBPing our acreage, we allocated capital to our various fields / regions based upon our anticipated returns given our outlook for commodity prices and costs to develop reserves.

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
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Monument Butte.  The Monument Butte field conversion rate reflects a relatively steady pace of drilling activity in the years 2006-2008.  In December 2008, one of our crude oil purchasers defaulted on its payment for our oil production and filed for bankruptcy.  Late 2008 was also a period of relatively low oil prices compared to prior years and we appropriately reduced drilling because of the rapid deterioration in the return on our investments in this field.  This change in the level of activity is clearly demonstrated by the conversion rate in 2009.  In late 2009, we preferentially allocated capital toward oil projects throughout our portfolio due to increasing oil prices.  Likewise, we have continued to shift significant amounts of capital in our 2010 investment portfolio toward crude oil projects – specifically drilling in the Monument Butte field and in the Williston Basin.  As a result, we expect the conversion rate of proved undeveloped reserves to proved developed reserves in 2010 to increase over the rate in 2009.

Gulf of Mexico and Offshore Malaysia.  Each of these regions exhibit similar characteristics in that after a discovery and delineation drilling to prove the reservoirs, there is a longer time to initial production due to the construction and installation cycle time for developments.  Each of these region’s historical conversion rates reflect the lumpiness of that activity.

We believe the above discussions demonstrate why historical conversion rates are not necessarily indicative of our planned pace of development of our proved reserves, nor of the actual conversion rate of proved undeveloped reserves to proved developed reserves.  The basis for our development plans is (i) the allocation of capital to projects in the first year of activity and (ii) in subsequent years, the capital allocation in our five-year business plan, each of which generally is governed by our expectations of internally generated cash flow.  Changes in commodity pricing between the time of preparation of the reserve report and actual investment, investment alternatives that may have been added to our portfolio of assets, changes in the availability and costs of oilfield services, and other economic factors may lead to changes in our development plans.

Accordingly, we do not believe that historical conversion rates are indicative of future plans and cannot be used as a measure of whether the proved undeveloped reserves will be converted to proved developed reserves within five years.  To enhance its disclosure, in future filings Newfield will include a discussion regarding the future development of our proved undeveloped reserves.  An example of our disclosure in Items. 1 and 2. “Business and Properties” in future filings is as follows:

In the years 2007-2009, we developed 26%, 17% and 11%, respectively, of our prior year end proved undeveloped reserves.  The development plans in our year end reserve report reflect (i) the allocation of capital to projects in the first year of activity based upon the initial budget for such year and (ii) in subsequent years, the capital allocation in our five-year business plan, each of which generally is governed by our expectations for capital investment in such time period.  Changes in commodity pricing between the time of preparation of the reserve report and actual investment, investment alternatives that may have been added to our portfolio of assets, changes in the availability and costs of oilfield services, and other economic factors may lead to changes in our development plans.  As a result, the future rate at which we develop our proved undeveloped reserves may vary from historical development rates.

*Confidential treatment requested by Newfield pursuant to Rule 83.  Portion of the information requested by the Staff in Comment 2 are confidential.  Accordingly, Newfield’s complete response is being provided separately to the Staff in hard copy only pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
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3.
Your response to prior comment number 15 states, in part, that the average number of locations that PUD reserves are removed from producing wells is confidential information.  Please provide to us a spread sheet compilation by number of locations removed from a producing well(s) for these PUD locations.  Indicate whether the locations are in Monument Butte or the Woodford Shale.

Response:   We have provided the requested information in Annex A attached hereto and request confidential treatment with respect thereto as indicated on Annex A.

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
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In responding to the comments received from the Staff by letter dated July 2, 2010, Newfield acknowledges that:

•	Newfield is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Newfield may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 281-847-6036 or Brian L. Rickmers at 281-847-6071 with any questions or comments regarding this response letter.

Yours very truly,

/s/ Terry W. Rathert

Terry W. Rathert
Executive Vice President and
Chief Financial Officer

cc:           John H. Jasek
Brian L. Rickmers

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
Page Code NFX 07/29/2010-6

Newfield Exploration Company
Annex A

[***]*

*Confidential treatment requested by Newfield pursuant to Rule 83.  The information requested by the Staff in Comment 3 that is presented on this Annex A is confidential.  Accordingly, Newfield’s complete response is being provided separately to the Staff in hard copy only pursuant to 17 C.F.R. §200.83.